UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

WILSHIRE ENTERPRISES, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

971889100

(CUSIP Number)

Sherry Wilzig Izak
Wilshire Enterprises, Inc.
1 Gateway Center
Newark, New Jersey  07102
201-420-2796

With a copy to:
Peter H. Ehrenberg, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, New Jersey  07068
973-597-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 971889100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Sherry Wilzig Izak

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power: 505,238*
Shares Beneficially	8.	Shared Voting Power: 0
Owned by
Each Reporting	9.	Sole Dispositive Power: 505,238*
Person With	10.	Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 505,238*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13. Percent of Class Represented by Amount in Row (11): 6.3%

14. Type of Reporting Person (See Instructions): IN

*Includes 10,000 shares that that could be obtained by the Reporting Person upon the exercise of stock options exercisable within 60 days of February 17, 2009.

Item 1.                      Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $1.00 per share (the “Shares”), of Wilshire Enterprises, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 1 Gateway Center, Newark, New Jersey  07102.

Item 2.                      Identity and Background.
The person filing this statement is Sherry Wilzig Izak, whose business address is c/o Wilshire Enterprises, Inc. 1 Gateway Center, Newark, New Jersey  07102.  Ms. Izak is the Chairman of the Board and Chief Executive Officer of the Company.  The Company is engaged primarily in the ownership and management of real estate interests in Arizona, Texas and New Jersey.

Ms. Izak has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which she was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Ms. Izak is a citizen of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration.
The Shares purchased by Ms. Izak and described in Item 5 below were purchased with her personal funds.  The aggregate amount of funds used in making the purchases described in Item 5 below was approximately $308,650.

Item 4.                      Purpose of Transaction.

Ms. Izak acquired, and continues to hold, the Shares reported in this Schedule 13D for investment purposes.

Ms. Izak may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by her in the open market or in private transactions.  Other than as described in the preceding sentence, Ms. Izak has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer.

As of February 17, 2009, there were 8,051,248 Shares outstanding.  As of February 17, 2009, Ms. Izak beneficially owned (and had the sole power to vote and dispose of) 505,238 Shares, or approximately 6.3% of the Shares issued and outstanding as of that date.  Such 505,238 Shares includes 10,000 Shares that that could be obtained by Ms. Izak upon the exercise of stock options exercisable within 60 days of February 17, 2009.

The following table details the transactions by Ms. Izak in Shares during the sixty (60) days ending on and including February 17, 2009:

Date	Quantity	Price	Type of Transaction
February 13, 2009	500	$ .99	Open Market Purchase
February 13, 2009	100	1.00	Open Market Purchase
February 13, 2009	200	1.02	Open Market Purchase
February 13, 2009	873	1.05	Open Market Purchase
February 13, 2009	100	1.08	Open Market Purchase
February 17, 2009	278,933	1.10	Open Market Purchase

Except for the transactions listed above, Ms. Izak has not traded Shares during the sixty (60) days ending on and including February 17, 2009.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Sherry Wilzig Izak and any person or entity.

Item 7.                      Material to be Filed as Exhibits.

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 2009

/s/Sherry Wilzig Izak
Sherry Wilzig Izak

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).